Exhibit 1

Group Secretariat

Level 20, 275 Kent Street

Sydney NSW 2000 Australia

Telephone: (02) 8253 0390

Facsimile: (02) 8253 1215

thartin@westpac.com.au

11 February 2016

Market Announcements Office

ASX Limited

20 Bridge Street

SYDNEY NSW 2000

Westpac announces redemption of 2004 Trust Preferred Securities

Westpac Banking Corporation has today advised that all outstanding Trust Preferred Securities (US$525 million) of Westpac Capital Trust IV, ISIN numbers US96122CAA27 and USU96100AA73, and CUSIP numbers 96122CAA2 and U96100AA7 (TPS 2004), will be redeemed on 31 March 2016.

The redemption price will be US$1,000 per TPS 2004, plus US$26.28 per TPS 2004 for unpaid distributions up to the redemption date. The redemption price and the final distribution will be payable on 31 March 2016.

Yours sincerely

Tim Hartin
Group Company Secretary
Westpac Banking Corporation